# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cohen Circle Acquisition Corp. I, CIK 0001894176
CUSIP: G3730H106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001123292-24-000312
Filed by CIK 0001463559

## Reporting persons
- Alberta Investment Management Corp: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Alberta Canada (A0); sole voting power 250,000; shared voting power 0; sole dispositive power 250,000; shared dispositive power 0; aggregate amount beneficially owned 250,000 (1.1% of the class)
  Comment: Based on 23,715,000 Class A ordinary shares outstanding as of March 26, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on March 26, 2025.

## Item 1. Issuer
Name of issuer: Cohen Circle Acquisition Corp. I
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania, 19104

## Item 2. Person Filing
Name of person filing: Alberta Investment Management Corporation (the "Reporting Person")
Address of principal business office or, if none, residence:
1600 - 10250 101 Street NW
Edmonton, Alberta T5J 3P4
Canada
Citizenship: The Reporting Person is organized under the laws of Alberta, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
250,000 Class A ordinary shares

These Class A ordinary shares underlie an equal number of units of the Issuer held by the Reporting Person. Each unit consists of one Class A ordinary share of the Issuer and one-third of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share. The Issuer's warrants will become exercisable on the later of 30 days after the completion of the Issuer's initial business combination and 12 months from the closing of the Issuer's initial public offering. The warrants are not presently exercisable.
Percent of class:
1.1%

Based on 23,715,000 Class A ordinary shares outstanding as of March 26, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on March 26, 2025.
Sole power to vote or to direct the vote: 250,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 250,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, AIMCo provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alberta Investment Management Corp: /s/ Kahlan Mills, Kahlan Mills, Associate General Counsel (05/01/2025)